BLUEPOINT INVESTMENT SERIES TRUST 350 Madison Avenue, 9th Floor New York, NY 10017	MAINSAIL GROUP, L.L.C. 350 Madison Avenue, 9th Floor New York, NY 10017

January 14, 2013

VIA EDGAR

Kimberly A. Browning Senior Counsel Office of Disclosure and Review Securities and Exchange Commission Washington, D.C. 20549

Re:	Bluepoint Investment Series Trust (the “Trust”) File Nos.: 333-182771 and 811-22723

Dear Ms. Browning:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), we, the Trust and Mainsail Group, L.L.C, the principal underwriter for the Trust’s lone series, Bluepoint Trust, respectfully request acceleration of the effective date of the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2012 and amended on January 14, 2013 (“PEA No. 1”), to as soon as possible after January 14, 2013.

We have addressed your comments that we received via telephone on January 8, 2013 in connection with the Trust’s Registration Statement, and they are included in the transmittal letter filed with PEA No. 1 on January 14, 2013. Further, we are aware of our obligations under the 1933 Act and believe that such acceleration would be consistent with the obligation of the SEC to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

In addition to the above, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

Kimberly A. Browning
Securities and Exchange Commission

January 14, 2013

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Trust may not assert the action as a defense to any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact George Silfen of Kramer, Levin, Naftalis & Frankel LLP at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

BLUEPOINT INVESTMENT SERIES TRUST	MAINSAIL GROUP, L.L.C.
By: /s/ A. Tyson Arnedt Title: Chief Legal Officer	By: /s/ A. Tyson Arnedt Title: General Counsel